SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 6, 2012
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

KT 2011 4Q Earnings Release Investor Relations FEBRUARY 6, 2012

Disclaimer This presentation has been prepared by KT Corp. (“the-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Financial Highlights (Consolidated) Consolidated Income Statement Consolidated Statement of Financial Position & CAPEX (KT Only) Business Overview (Consolidated) Appendix

I. Financial Highlights
1. Income Statement

K-IFRS / Consolidated

(unit: bn KRW)

Income Statement	4Q11	4Q10	YoY	4Q11	3Q11	QoQ	2011	2010	YoY
Operating revenue	**6,379.1**	**5,114.2**	**24.7%**	**6,379.1**	**4,992.2**	**27.8%**	**21,990.1**	**20,339.1**	**8.1%**
Operating expense	6,091.4	4,768.9	27.7%	6,091.4	4,475.8	36.1%	20,032.7	18,288.5	9.5%
Operating income	**287.6**	**345.3**	**-16.7%**	**287.6**	**516.4**	**-44.3%**	**1,957.3**	**2,050.7**	**-4.5%**
Financial income (loss)	-90.9	-96.7	-6.0%	-90.9	-152.6	-40.4%	-375.8	-326.5	15.1%
Income before income taxes	196.7	248.6	-20.9%	196.7	363.8	-45.9%	1,581.5	1,724.1	-8.3%
Income from con. operation	205.6	179.5	14.6%	205.6	255.7	-19.6%	1,271.1	1,320.1	-3.7%
Income from dis. operation	5.0	7.7	-35.3%	5.0	0.0		171.1	18.1	842.9%
Net income	**210.6**	**187.1**	**12.5%**	**210.6**	**255.7**	**-17.7%**	**1,442.2**	**1,338.3**	**7.8%**
EBITDA	1,030.4	1,038.8	-0.8%	1,030.4	1,267.3	-18.7%	4,913.6	5,159.1	-4.8%
EBITDA margin (service rev)	21.5%	25.6%	-4.1%p	21.5%	31.3%	-9.8%p	29.1%	31.4%	-2.3%p

✓ **4Q11 Operating Income at KRW 287.6bn / 4Q11 Net Income at KRW 210.6bn**

✓ **FY2011 Operating Income at KRW 1.96tr / FY2011 Net Income at KRW 1. 44tr**

- **4Q11 Operating Revenue at KRW 6. 38tr / FY2011 Operating Revenue at KRW 21.99tr**
  - 4Q11 Operating revenue increased 27.8% QoQ, due to inclusion of BC Card in the consolidated F/S and gains from real estate sales through ABS
  - FY2011 Operating revenue increased 8.1% YoY due to inclusion of BC Card and kt Skylife in the consolidated F/S

- **4Q11 Operating Expenses at KRW 6.91tr / FY2011 Operating Expenses at KRW 20.33tr**
  - Inclusion of BC Card in the consolidated F/S and 2G migration expenses led 4Q11 operating expenses to rise by 36.1% QoQ
  - Rise in the D&A, cost of merchandise sold and addition of kt Skylife caused 9.5% YoY increase

3

I. Financial Highlights 2. Statement of Financial Position & CAPEX (unit: bn KRW) 4Q11 4Q10 YoY 4Q11 3Q11 QoQ Assets 32,077.4 26,941.6 19.1% 32,077.4 29,472.7 8.8% Cash and cash equivalents 1,445.2 1,161.6 24.4% 1,445.2 1,245.6 16.0% Liabilities 19,549.5 15,587.5 25.4% 19,549.5 17,233.5 13.4% Borrowings 10,998.6 9,382.4 17.2% 10,998.6 11,021.8 -0.2% Equity 12,528.0 11,354.1 10.3% 12,528.0 12,239.1 2.4% Capital stock 1,564.5 1,564.5 0.0% 1,564.5 1,564.5 0.0% Net Debt 9,553.4 8,220.7 16.2% 9,553.4 9,776.1 -2.3% Liabilities to Equity Ratio (%) 156.0% 137.3% 18.8%p 156.0% 140.8% 15.2%p Debt to Equity Ratio (%) 87.8% 82.6% 5.2%p 87.8% 90.1% -2.3%p Net Debt to Equity Ratio (%) 76.3% 72.4% 3.9%p 76.3% 79.9% -3.6%p (unit: bn KRW) CAPEX (KT Only) 4Q11 4Q10 YoY 4Q11 3Q11 QoQ 2011 2010 YoY Wireless 393.3 483.9 -18.7% 393.3 394.0 -0.2% 1,607.7 1,085.6 48.1% Wireline 460.9 616.7 -25.3% 460.9 256.3 79.8% 1,273.3 1,618.4 -21.3% Overhead 201.0 138.2 45.4% 201.0 117.8 70.6% 437.5 353.2 23.9% Total 1,055.2 1,238.8 -14.8% 1,055.2 768.1 37.4% 3,318.5 3,057.2 8.5%

Financial Highlights (Consolidated) Business Overview (Consolidated) Wireless Service Telephone Service Internet Service Other Services Operating Expense Appendix

II. Business Overview 1. Wireless Revenue Breakdown Subscriber Trends 4Q11 4Q10 YoY 4Q11 3Q11 QoQ Voice 801.9 1,062.8 -24.5% 801.9 868.9 -7.7% Data 617.3 430.5 43.4% 617.3 569.8 8.3% Inter-connection 190.5 175.2 8.7% 190.5 189.6 0.5% Others 108.8 92.2 18.0% 108.8 107.1 1.6% Wireless 1,718.5 1,760.7 -2.4% 1,718.5 1,735.5 -1.0% (unit: bn KRW) (*1,000) 18,000 5% 16,299 16,296 16,391 16,563 16,041 15,831 15,368 15,594 16,000 4% 3.5% 14,000 3.4% 3.0% 3.1% 2.9% 2.9% 2.8% 2.9% 3% 12,000 10,000 2% 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 Mobile Subscribers (LHS) Churn Rate (RHS) Voice Revenue • Additional KRW 1,000 tariff discount and free SMS along with the continued effect of revenue discount plan led to 7.7% QoQ decrease Data Revenue • Smartphone subscribers increased 43.4% YoY, recording 7.65mn as of end of FY2011, which represents 46% of total subscriber base Interconnection Revenue • Interconnection revenue increased slightly QoQ due to rise in the wireless service usage (*1,000) 7,653 8,000 100% 6,317 80% 6,000 5,242 46.2% 60% 4,000 3,837 38.5% 2,737 32.2% 40% 1,099 1,652 684 23.5% 2,000 17.1% 10.4% 20% 7.0% 4.4% 0 0% 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 # of Smartphone subscribers (LHS) % of Smartphone subscribers (RHS) K-IFRS / Consolidated (KT only)

II. Business Overview 2. Telephony Revenue Breakdown (unit: bn KRW) 4Q11 4Q10 YoY 4Q11 3Q11 QoQ PSTN 605.1 704.5 -14.1% 605.1 612.3 -1.2% VoIP 80.8 79.0 2.3% 80.8 77.3 4.6% Others 243.9 255.6 -4.6% 243.9 256.7 -5.0% Telephone 929.9 1,039.1 -10.5% 929.9 946.4 -1.7% Subscriber Trends (KT only) (*1,000) 24,000 19,586 19,477 19,432 19,359 19,386 19,272 19,227 30% 20,000 25% 1,972 2,222 2,490 2,724 2,932 3,038 3,156 3,230 16,000 20% 16.4% 16.9% 15.1% 15.8% 14.1% 12,000 12.8% 15% 11.4% 10.1% 8,000 10% 4,000 5% 17,614 17,255 16,942 16,635 16,453 16,234 16,071 15,929 0 0% 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 VoIP PSTN % of VoIP(RHS) PSTN PSTN revenue was recorded at KRW 605.1bn, representing a decrease of 1.2% QoQ and 14.1% YoY, as PSTN subscriber decrease slowed down PSTN line loss was 710K in FY2011, which is 50% alleviated, compared to the previous year VoIP Revenue improved 4.6% QoQ, led by continuous subscriber base expansion As PSTN line loss declined, VoIP subscriber growth has also slowed down Others Due to seasonality, international call service revenue fell, resulting other revenue to decrease for QoQ and YoY

II. Business Overview 3. Internet Revenue Breakdown (unit: bn KRW) 4Q11 4Q10 YoY 4Q11 3Q11 QoQ Broadband 453.9 472.4 -3.9% 453.9 481.3 -5.7% IPTV 99.7 59.9 66.3% 99.7 79.3 25.6% IDC 52.4 48.6 7.9% 52.4 52.4 0.1% Others 57.6 67.5 -14.6% 57.6 53.5 7.6% Internet 663.6 648.5 2.3% 663.6 666.6 -0.4% Subscriber Trends (KT only) Broadband Subscribers (*1,000) 7,724 7,823 8,000 7,552 7,629 5% 7,315 7,424 7,090 7,189 4% 7,000 3% 6,000 2% 1.4% 1.3% 1.2% 1.1% 1.0% 1.1% 1.1% 1.0% 5,000 1% 4,000 0% 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 # of Subcribers Churn rate Broadband • With competitive network quality and bundling sales increase, broadband subscribers recorded 7.82mn, which is a net addition of 400k in FY2011 • However, revenue fell by 3.9% YoY as discount increased due to more long-term subscribers and higher bundling customers IPTV • kt media business continues to sharpen competitive edge around our distinctive hybrid OTS service • Revenue grew 25.6% QoQ and 66.3% YoY, as value-added service such as PPV and advertising revenue increased (*1,000) IPTV Subscribers 6,000 3,641 3,852 4,036 4,259 4,547 4,709 4,900 5,125 5,000 1,081 1,195 844 966 4,000 641 322 415 148 3,000 1,164 1,247 1,375 1,444 1,549 1,656 1,761 1,881 2,000 1,000 2,330 2,282 2,246 2,174 2,154 2,088 2,058 2,049 0 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 OTS OTV Skylife Only

Revenue Breakdown (unit: bn KRW) 4Q11 4Q10 YoY 4Q11 3Q11 QoQ Data 319.4 323.4 -1.2% 319.4 322.9 -1.1% Other service 1,158.7 283.0 309.4% 1,158.7 378.0 206.6% Sales of merch. 1,192.4 992.9 20.1% 1,192.4 877.7 35.8% Other op. rev 396.5 66.6 495.5% 396.5 65.2 508.5% Details of Other Service (unit: bn KRW) 4Q10 3Q11 4Q11 QoQ YoY Real estate 77.9 90.1 45.2 -49.8% -41.9% Others of others 205.2 287.9 1,113.5 286.8% 442.7% SI 99.6 59.8 81.6 36.5% -18.1% Financial income 48.8 47.5 825.5 1639.5% 1593.0% Security 24.7 24.9 23.7 -4.8% -4.0% Music/Film 7.4 5.5 7.7 38.9% 3.3% Advertisement 15.0 13.5 -1.8 -113.6% -112.2% Others 9.7 136.6 176.8 29.4% 1732.1% Other service 283.0 378.0 1,158.7 206.6% 309.4% K-IFRS / Consolidated II. Business Overview 4. Other Services Other Service Revenue • Real estate: Revenue decreased QoQ, due to base effect of development income in the previous quarter • Others of others: Increased 287% QoQ due to addition of new subsidiaries such as BC Card ? Newly added revenues in 4Q11: KRW 807.9bn from BC Card and KRW 123.9bn from kt Skylife Sales of Merchandise • With more smartphone launched in 4Q, premium handset sales led to 35.8% increase QoQ Other Operating Revenue • Real estate sales through ABS resulted in disposal gain of KRW 295.8bn

II. Business Overview

5. Operating Expense

K-IFRS / Consolidated

Expenses

(unit: bn KRW)

	4Q11	4Q10	YoY	4Q11	3Q11	QoQ
Labor expense	748.1	653.1	14.5%	748.1	700.6	6.8%
General expense	2,545.0	1,606.1	58.5%	2,545.0	1,628.6	56.3%
Cost of service provided	724.4	700.4	3.4%	724.4	713.9	1.5%
Cost of merchandise sold	1,268.0	1,126.0	12.6%	1,268.0	914.2	38.7%
Selling expense	487.8	511.8	-4.7%	487.8	442.8	10.2%
Other op. expense	318.2	171.4	85.7%	318.2	75.8	319.8%
Operating expense	**6,091.4**	**4,768.9**	**27.7%**	**6,091.4**	**4,475.8**	**36.1%**

Breakdown of Main Expenses

(unit: bn KRW)

	4Q10	3Q11	4Q11	QoQ	YoY
General exp.	**1,606.1**	**1,628.6**	**2,545.0**	**56.3%**	**58.5%**
- Depreciation	693.5	751.0	742.7	-1.1%	7.1%
- Commissions	330.0	348.8	417.3	19.6%	26.5%
- Advertising	48.0	40.2	63.2	57.3%	31.7%
- Others	534.7	488.7	1,321.7	170.5%	147.2%
Cost of service provided	**700.4**	**713.9**	**724.4**	**1.5%**	**3.4%**
- Cost of service	323.4	327.3	360.8	10.2%	11.5%
- Interconnection	299.4	273.4	272.7	-0.2%	-8.9%
- Others	77.6	113.2	90.9	-19.7%	17.1%
*** Marketing expenses**	**478.7**	**443.4**	**547.9**	**23.6%**	**14.5%**
- Sales expenses	430.7	403.3	484.7	20.2%	12.5%
- Advertising	48.0	40.2	63.2	57.3%	31.7%

- **Labor Expense**
  - With BC Card in the consolidated F/S, labor expense increased 6.8% QoQ
  - YoY labor expense increased as BC Card and kt Skylife were consolidated in the F/S
- **General Expense**
  - Commissions: As receivables on handset installment sales increased, present value discount account also increased
  - Advertising: Introduction of new products led to advertising expenses increase
- **Cost of Merchandise Sold :** Increased from expanding subscribers and higher smartphone user portion
- **Other Operating Expense**
  - Included 2G migration related expenses, such as repair, maintenance and network removal

10

kt

Appendix I. Financial Highlights (Consolidated) II. Business Overview (Consolidated) III. Appendix 1. Income Statement (Consolidated/Separate) 2. Statement of Financial Position (Consolidated/Separate) 3. Factsheet (KT Only)

Appendix

K-IFRS Income Statement – Quarterly

(Unit: bn KRW)

[Consolidated I/S]	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11
Operating revenue	**4,955**	**4,950**	**5,320**	**5,114**	**5,276**	**5,343**	**4,992**	**6,379**
Wireless service revenue	1,712	1,786	1,795	1,761	1,738	1,774	1,735	1,719
Telephone service revenue	1,110	1,116	1,070	1,039	981	954	946	930
Internet service revenue	606	627	631	648	639	660	667	664
Data service revenue	324	329	322	323	308	322	323	319
Other service revenue	393	246	293	283	305	363	378	1,159
Sales of merchandise	735	762	1,104	993	1,072	1,186	878	1,192
Other operating revenue	75	83	105	67	235	83	65	397
Operating expense	**4,515**	**4,275**	**4,729**	**4,769**	**4,555**	**4,910**	**4,476**	**6,091**
Labor expense	652	654	634	653	684	724	701	748
General expense	1,839	1,520	1,519	1,606	1,514	1,599	1,629	2,545
Depreciation	1,052	691	672	694	722	741	751	743
Commissions	306	330	326	330	321	365	349	417
Advertising	45	49	40	48	39	42	40	63
Other general expense	435	450	483	535	432	451	489	1,322
Cost of service provided	592	623	651	700	630	768	714	724
Cost of service	199	247	239	323	275	382	327	361
Interconnection expense	299	313	314	299	284	285	273	273
Other cost of service	94	64	98	78	71	101	113	91
Cost of merchandise sold	866	898	1,180	1,126	1,116	1,222	914	1,268
Selling expense	494	506	594	512	567	512	443	488
Sales exp.	464	467	549	431	507	472	403	485
Bad debt expense	31	38	46	81	60	40	40	3
Other operating exp.	73	74	150	171	45	85	76	318
Operating income	**440**	**675**	**591**	**345**	**721**	**432**	**516**	288
Financial income (loss)	-69	-118	-43	-97	-61	-72	-153	-91
Financial income	136	41	12	51	131	112	28	-3
Financial expense	208	177	71	143	197	199	187	57
Income (loss) on equity method	3	18	17	-6	5	15	7	-30
Income before income taxes	371	557	548	249	660	361	364	197
Income tax	77	133	126	67	109	102	108	-9
Income (loss) from Continued operations	294	424	423	179	551	259	256	206
Income (loss) from Discontinued operations	7	-4	8	8	4	162	0	5
Net income	**301**	**420**	**431**	**187**	**555**	**421**	**256**	**211**
Net income attributable to KT	293	416	425	187	550	418	252	218

(Unit: bn KRW)

[KT Stand alone I/S]	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11
Operating revenue	**4,895**	**4,834**	**5,109**	**5,081**	**4,863**	**5,333**	**4,705**	**5,266**
Wireless service revenue	1,691	1,768	1,776	1,745	1,727	1,750	1,712	1,693
Telephone service revenue	1,107	1,113	1,069	1,033	977	953	947	932
Internet service revenue	582	609	610	624	627	643	654	647
Data service revenue	329	332	326	327	326	340	340	337
Other service revenue	310	118	171	156	71	122	149	113
Sales of merchandise	794	796	1,054	1,112	1,088	1,190	843	1,143
Other operating revenue	82	98	103	84	48	335	60	401
Operating expense	**4,466**	**4,155**	**4,537**	**4,726**	**4,338**	**4,671**	**4,199**	**4,932**
Labor expense	571	574	553	557	585	624	585	591
General expense	1,776	1,459	1,452	1,596	1,438	1,515	1,537	1,715
Depreciation	1,036	674	654	676	693	708	717	720
Commissions	315	337	332	371	335	376	360	415
Advertising	41	44	37	43	33	38	36	58
Other general expense	385	405	429	505	377	394	424	521
Cost of service provided	568	580	609	616	530	609	585	576
Cost of service	176	204	198	239	176	224	199	213
Interconnection expense	298	313	313	298	284	285	272	272
Other cost of service	94	63	98	78	71	101	114	91
Cost of merchandise sold	956	953	1,147	1,233	1,162	1,276	932	1,242
Selling expense	525	513	627	566	581	557	483	546
Sales exp.	500	488	598	500	538	526	452	548
Bad debt expense	25	26	29	66	43	31	31	-2
Other operating exp.	71	77	149	159	41	90	75	261
Operating income	**429**	**678**	**572**	**355**	**525**	**661**	**506**	**333**
Financial income (loss)	-74	-139	-60	-90	-65	-87	-156	-60
Financial income	132	37	9	48	125	106	22	-10
Financial expense	206	176	69	138	191	193	178	50
Income before income taxes	355	539	512	265	460	575	351	273
Income tax	74	131	119	73	105	147	98	19
Net income	**280**	**408**	**393**	**191**	**354**	**428**	**253**	**254**

12

Appendix

K-IFRS Income Statement – Yearly

(Unit: bn KRW)

[Consolidated I/S]	FY2010	FY2011	YoY
Operating revenue	**20,339**	**21,990**	**8.1%**
Wireless service revenue	7,054	6,965	-1.3%
Telephone service revenue	4,335	3,811	-12.1%
Internet service revenue	2,512	2,629	4.6%
Data service revenue	1,298	1,272	-2.0%
Other service revenue	1,216	2,204	81.2%
Sales of merchandise	3,594	4,328	20.4%
Other operating revenue	330	780	136.5%
Operating expense	**18,288**	**20,033**	**9.5%**
Labor expense	2,593	2,856	10.1%
General expense	6,484	7,287	12.4%
Depreciation	3,108	2,956	-4.9%
Commissions	1,292	1,453	12.5%
Advertising	182	185	1.6%
Other general expense	1,902	2,693	41.6%
Cost of service provided	2,567	2,836	10.5%
Cost of service	1,008	1,345	33.4%
Interconnection expense	1,226	1,116	-9.0%
Other cost of service	333	376	12.7%
Cost of merchandise sold	4,071	4,521	11.1%
Selling expense	2,106	2,009	-4.6%
Sales exp.	1,910	1,866	-2.3%
Bad debt expense	196	143	-27.0%
Other operating exp.	468	524	12.0%
Operating income	**2,051**	**1,957**	**-4.5%**
Financial income (loss)	-327	-376	15.1%
Financial income	240	267	11.6%
Financial expense	599	640	6.9%
Income (loss) on equity method	33	-3	-109.3%
Income before income taxes	1,724	1,582	-8.3%
Income tax	402	310	-22.8%
Income (loss) from Continued operations	1,320	1,271	-3.7%
Income (loss) from Discontinued operations	18	171	842.9%
Net income	**1,338**	**1,442**	**7.8%**
Net income attributable to KT	1,321	1,437	8.8%

(Unit: bn KRW)

[KT Stand alone I/S]	FY2010	FY2011	YoY
Operating revenue	**19,918**	**20,167**	**1.2%**
Wireless service revenue	6,980	6,881	-1.4%
Telephone service revenue	4,322	3,809	-11.9%
Internet service revenue	2,424	2,572	6.1%
Data service revenue	1,314	1,343	2.2%
Other service revenue	756	454	-39.9%
Sales of merchandise	3,755	4,264	13.5%
Other operating revenue	367	843	129.9%
Operating expense	**17,885**	**18,141**	**1.4%**
Labor expense	2,255	2,386	5.8%
General expense	6,283	6,205	-1.2%
Depreciation	3,039	2,838	-6.6%
Commissions	1,355	1,485	9.6%
Advertising	164	165	0.5%
Other general expense	1,724	1,717	-0.4%
Cost of service provided	2,372	2,301	-3.0%
Cost of service	817	811	-0.7%
Interconnection expense	1,222	1,113	-9.0%
Other cost of service	333	377	13.3%
Cost of merchandise sold	4,288	4,613	7.6%
Selling expense	2,231	2,168	-2.8%
Sales exp.	2,085	2,065	-1.0%
Bad debt expense	146	103	-29.4%
Other operating exp.	456	468	2.6%
Operating income	**2,034**	**2,026**	**-0.4%**
Financial income (loss)	-363	-368	1.2%
Financial income	226	244	8.0%
Financial expense	589	611	3.8%
Income before income taxes	1,670	1,658	-0.7%
Income tax	398	369	-7.2%
Net income	**1,272**	**1,289**	**1.3%**

13

Appendix

K-IFRS Statement of Financial Position

(Unit: bn KRW)

Consolidated	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11
Asset	26,220	26,693	27,134	26,942	28,198	29,080	29,473	32,077
Current assets	7,342	7,832	8,350	7,497	7,958	8,182	8,434	9,791
Cash and cash equivalents	1,148	1,740	1,803	1,162	1,141	1,118	1,246	1,445
Trade & other cur. Rec.	4,067	3,999	4,156	4,171	4,542	4,764	4,887	5,298
Inventories	729	608	650	711	737	729	646	675
Other current assets	1,398	1,485	1,742	1,454	1,538	1,572	1,655	2,373
Non-current assets	18,878	18,860	18,784	19,444	20,241	20,898	21,038	22,287
Trade & other non-c. Rec.	875	920	945	1,148	1,308	1,411	1,401	1,723
P.P.E	13,225	13,089	13,095	13,398	13,556	13,582	13,724	14,009
Other non-current assets	4,779	4,851	4,744	4,899	5,376	5,904	5,914	6,555
Liabilities	15,686	15,742	15,785	15,588	16,635	17,079	17,234	19,549
Current liabilities	7,615	7,845	8,016	7,885	8,000	8,397	7,731	8,745
Trade & other cur. Pay.	4,325	4,009	4,198	4,415	4,642	4,647	4,074	5,892
Short-term borrowings	2,723	3,151	3,081	2,722	2,605	3,034	3,034	2,112
Other current liabilities	567	685	737	747	753	716	623	740
Non-current liabilities	8,071	7,896	7,768	7,703	8,635	8,682	9,503	10,805
Trade & other non-c. Pay.	169	192	266	382	381	651	655	652
Long-term borrowings	7,465	7,197	6,947	6,660	7,489	7,130	7,988	8,886
Other non-cur. liabilities	437	507	555	661	765	900	860	1,267
Equity	10,535	10,951	11,349	11,354	11,563	12,001	12,239	12,528

(Unit: bn KRW)

KT Stand Alone	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11
Asset	23,696	24,239	24,510	24,345	24,731	25,509	25,791	26,454
Current assets	5,711	6,284	6,599	5,800	5,905	6,172	6,218	6,376
Cash and cash equivalents	896	1,527	1,572	901	804	874	891	790
Trade & other cur. Rec.	3,883	3,812	3,957	3,945	4,217	4,426	4,517	4,832
Inventories	576	473	531	593	606	596	487	514
Other current assets	356	472	539	360	278	276	323	239
Non-current assets	17,985	17,955	17,911	18,545	18,825	19,337	19,573	20,078
Trade & other non-c. Rec.	753	807	846	1,038	1,167	1,298	1,297	1,608
P.P.E	12,708	12,648	12,652	12,957	12,963	13,100	13,224	13,305
Other non-current assets	4,524	4,500	4,414	4,550	4,696	4,939	5,052	5,165
Liabilities	13,401	13,545	13,442	13,254	13,839	14,192	14,242	14,720
Current liabilities	6,367	6,697	6,919	6,842	6,723	7,003	6,238	6,036
Trade & other cur. Pay.	3,730	3,935	4,128	4,295	3,764	4,371	3,878	4,425
Short-term borrowings	1,672	2,205	2,184	1,940	1,773	2,073	1,904	1,086
Other current liabilities	965	557	607	606	1,187	560	456	524
Non-current liabilities	7,034	6,848	6,523	6,412	7,116	7,189	8,004	8,684
Trade & other non-c. Pay.	107	105	167	266	287	597	604	597
Long-term borrowings	6,514	6,301	5,875	5,557	6,178	5,915	6,763	7,415
Other non-cur. liabilities	413	441	480	589	651	677	637	672
Equity	10,296	10,695	11,068	11,091	10,892	11,317	11,549	11,734

14

Appendix

Factsheet (KT Only)

● Wireless	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2Q 11	3Q 11	4Q 11	QoQ	YoY
Total Wireless Subscribers	15,679	15,928	16,179	16,417	16,726	16,776	17,042	17,307	1.6%	5.4%
CDMA	2,411	2,012	1,641	1,393	1,105	533	293	100	-65.9%	-92.8%
WCDMA	12,957	13,582	14,190	14,648	15,194	15,763	16,099	16,463	2.3%	12.4%
WiBro	311	334	348	377	427	480	651	744	14.3%	97.4%

Mobile Subscribers (*1,000)										
Gross addition	1,855	1,752	2,037	1,636	1,684	1,861	1,621	1,808	11.6%	10.5%
Deactivation	1,503	1,526	1,800	1,427	1,426	1,864	1,526	1,636	7.2%	14.6%
Net addition	352	226	237	209	258	-3	95	172	81.0%	-17.8%
Churn rate (%)	2.9%	3.0%	3.5%	2.9%	2.8%	3.4%	2.9%	3.1%	0.2%p	0.2%p
Subscribers	**15,368**	**15,594**	**15,831**	**16,041**	**16,299**	**16,296**	**16,391**	**16,563**	**1.0%**	**3.3%**

※ Mobile: CDMA+WCDMA

Mobile ARPU (Won)										
Voice	23,882	24,101	23,527	22,457	20,424	19,689	18,155	16,574	-8.7%	-26.2%
Mobile data	7,384	7,785	8,031	8,824	9,823	10,489	11,454	12,252	7.0%	38.8%
Interconnection	4,743	4,921	4,957	3,743	4,014	4,118	3,961	3,943	-0.5%	5.3%
Excl. Interconnection	**31,267**	**31,885**	**31,559**	**31,281**	**30,247**	**30,178**	**29,609**	**28,826**	**-2.6%**	**-7.8%**
Incl. interconnection	36,010	36,807	36,515	35,024	34,261	34,296	33,570	32,768	-2.4%	-6.4%

※ ARPU: CDMA+WCDMA subscribers

● Wireline	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	QoQ	YoY
Subscribers (*1,000)										
Telephony	**19,586**	**19,477**	**19,432**	**19,359**	**19,386**	**19,272**	**19,227**	**19,159**	**-0.4%**	**-1.0%**
PSTN	17,614	17,255	16,942	16,635	16,453	16,234	16,071	15,929	-0.9%	-4.2%
VoIP	1,972	2,222	2,490	2,724	2,932	3,038	3,156	3,230	2.3%	18.6%
Broadband	**7,090**	**7,189**	**7,315**	**7,424**	**7,552**	**7,629**	**7,724**	**7,823**	**1.3%**	**5.4%**
IPTV	**1,312**	**1,569**	**1,790**	**2,085**	**2,393**	**2,622**	**2,842**	**3,076**	**8.2%**	**47.5%**

15